Exhibit 99.1

B Communications Reports Financial Results

For the Second Quarter of 2016

- Net Income of NIS 40 million in the Second Quarter of 2016 -

Ramat Gan, Israel - August 4, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ), today reported its financial results for the second quarter of 2016.

"During the first half of 2016, we continued to execute our business plan by paying an 11% dividend to our shareholders while continuing to reduce our LTV1 ratio to 35%. We intend to continue to improve our debt structure in order to create more value for our shareholders in the quarters ahead," said Doron Turgeman, CEO of B Communications.

Dividend Distribution: On May 25, 2016, the Company's Board of Directors declared a cash dividend of NIS 355 million ($92 million), or NIS 11.88 ($3.09) per share. The dividend was paid to the Company’s shareholders on June 29, 2016.

Tender Offer: On May 26, 2016 the Company announced that its wholly-owned subsidiary, B Communications (SP4) LP, had invited holders of the Company’s 7⅜% Senior Secured Notes due 2021 (the “Notes”) to submit tenders to purchase their Notes for cash within a purchase price range of $1.00 to $1.07 per $1.00 nominal amount of Notes. On June 27, the tender offer expired and the clearing price for the tender offer was $1.07 per $1.00 par value of the Notes. The aggregate par value of the Notes tendered and purchased by B Communications (SP4) LP was approximately $18.6 million.

Dividend from Bezeq: On May 30, 2016, Bezeq distributed NIS 776 Million ($202 million) to shareholders of record as of May 17, 2016. B Communications’ share of the dividend distribution was NIS 204 million ($53 million).

On August 3, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 665 million ($173 million), representing Bezeq’s profits for the first half of 2016. The dividend will be paid on October 6, 2016 to shareholders of record as of September 20, 2016. B Communications’ share of the dividend distribution is anticipated to be NIS 175 million ($46 million).

Notes Repurchase Program: On August 10, 2014 the Company announced that its Board of Directors had approved the buyback of up to $50 million of its Notes. On January 20, 2016, the Company announced the completion of the $50 million repurchase program and the approval by its Board of Directors to extend and increase the program by an additional $50 million. Through August 4, 2016, the Company purchased a total of $83 million par value of the Notes (including the Notes that were tendered in connection with the Company’s tender offer that expired in June 2016).

1 LTV (loan to value) ratio is calculated as B Communications’ unconsolidated net debt as a percentage of the market value of its shareholdings in Bezeq as of June 30, 2016.

1

Cash and Debt Position: As of June 30, 2016, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents and short term investments) totaled NIS 1.35 billion ($351 million) and its financial liabilities totaled NIS 3.27 billion ($849 million) including NIS 2.5 billion ($650 million) of the Notes, NIS 696 million ($181 million) of Series B Debentures (both include accrued interest and unamortized premiums, discounts and debt issuance costs), and a NIS 71 million ($18 million) tax liability.

B Communications’ Unconsolidated Balance Sheet Data

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Financial liabilities
7⅜% Senior Secured Notes (1)	2,500	650	2,770	2,718
Series B Debentures	696	181	710	710
Tax liability	71	18	117	79
Total debt	3,267	849	3,597	3,507

Liquidity balances
Lockbox account(2)	1,096	285	456	532
Unrestricted cash(3)	252	66	510	421
Total liquidity	1,348	351	966	953

Net debt	1,919	498	2,631	2,554

(1)	The NIS amount equivalent to $717 million par value of the Notes which were hedged on the date the Notes were issued plus accrued interest and unamortized debt issuance costs.

(2)	Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as collateral to the security agent for the benefit of the holders of the Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a lockbox account.

(3)	Unrestricted cash - any funds, property or assets (including any property or assets acquired with or earned on such unrestricted cash) not expressly required by the terms of the Indenture for the secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

2

B Communications Unconsolidated Sources and Uses

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	NIS	US$

Net debt as of December 31, 2015	2,554	664

Dividends received from Bezeq	(204)	(53)
Net proceeds from the sale of Bezeq shares	(978)	(254)
Financial expenses, net	134	35
Loss from purchase of Notes	25	7
Tax provision	28	7
Operating expenses	5	1
Dividend distributions to shareholders	355	92

Net debt as of June 30, 2016	1,919	499

B Communications Second Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the second quarter of 2016 totaled NIS 2.5 billion ($653 million), a 3.5% decrease compared to the NIS 2.6 billion reported in the second quarter of 2015. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating income for the second quarter of 2016 totaled NIS 517 million ($134 million), a 15.5% decrease compared to NIS 612 million reported in the second quarter of 2015.

B Communications’ consolidated net income for the second quarter of 2016 totaled NIS 264 million ($69 million), a 0.8% decrease compared with NIS 266 million reported in the second quarter of 2015.

B Communications Second Quarter Unconsolidated Financial Results

As of June 30, 2016, B Communications held approximately 26.3% of Bezeq's outstanding shares. B Communications’ interest in Bezeq's net income for the second quarter of 2016 totaled NIS 99 million ($26 million), compared to NIS 148 million reported in the second quarter of 2015 (based on the Company’s then 31% ownership interest in Bezeq as of June 30, 2015).

During the second quarter of 2016, B Communications recorded net amortization expenses of NIS 19 million ($5 million) related to its Bezeq purchase price allocation (“Bezeq PPA”). The decrease in the Company’s ownership interest in Bezeq to 26.34% will reduce the Company’s future net amortization expenses. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until June 30, 2016, B Communications has amortized approximately 73% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

3

B Communications’ unconsolidated net financial expenses for the second quarter of 2016 totaled NIS 38 million ($10 million) compared to net financial expenses of NIS 85 million in the second quarter of 2015. Financial expenses during the second quarter of 2016 included NIS 53 million ($14 million) related to the Company’s publicly traded Series B Debentures and Notes. These expenses were partially offset by financial income of NIS 15 million ($4 million) generated by short term investments.

B Communications’ net income attributable to shareholders for the second quarter of 2016 was NIS 40 million ($10 million) compared to net income of NIS 21 million in the second quarter of 2015.

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(38)	(10)	(85)	(293)
Operating and tax expenses	(2)	(1)	(2)	(8)
Income tax benefit	-	-	-	101
PPA amortization, net	(19)	(5)	(40)	(119)
Interest in Bezeq's net income	99	26	148	529
Net income	40	10	21	210

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended June 30, 2016. For a full discussion of Bezeq’s results for the quarter ended June 30, 2016, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2016	Q2 2015	% change
	(NIS millions)

Revenues	2,511	2,603	(3.5%)
Operating income	616	794	(22.4%)
Operating margin	24.5%	30.5%
Net income	377	482	(21.8%)
EBITDA	1,056	1,245	(15.2%)
EBITDA margin	42.1%	47.8%
Diluted EPS (NIS)	0.14	0.17	(17.6%)
Cash flow from operating activities	870	840	3.6%
Payments for investments	387	511	(24.3%)
Free cash flow [1]	539	413	30.5%
Net debt	9,254	9,543	(3.0%)
Net debt/EBITDA (end of period) [2]	2.24	2.30

[1] Free cash flow is defined as cash flow from operating activities less net payments for investments.
[2] EBITDA in this calculation refers to the trailing twelve months.

4

Revenues of the Bezeq Group in the second quarter of 2016 were NIS 2.51 billion ($653 million) compared to NIS 2.60 billion in the corresponding quarter of 2015, a decrease of 3.5%. The decrease was due to lower revenues in all of the Bezeq Group’s segments (primarily at Pelephone).

Salary expenses of the Bezeq Group in the second quarter of 2016 were NIS 495 million ($128 million) compared to NIS 497 million in the corresponding quarter of 2015, a decrease of 0.4%.

Operating expenses of the Bezeq Group in the second quarter of 2016 were NIS 972 million ($253 million) compared to NIS 1.00 billion in the corresponding quarter of 2015, a decrease of 3.0%. The decrease was primarily due to a reduction in interconnect payments to telecom operators and lower building maintenance expenses.

Other operating income of the Bezeq Group in the second quarter of 2016 amounted to NIS 12 million ($3 million) compared to NIS 141 million in the corresponding quarter of 2015. Other operating income was impacted by the recording of capital gains from the sale of fixed assets in the amount of NIS 148 million in the second quarter of 2015.

Operating income of the Bezeq Group in the second quarter of 2016 was NIS 616 million ($160 million) (operating margin of 24.5%) compared to NIS 794 million (operating margin of 30.5%) in the corresponding quarter of 2015, a decrease of 22.4%.

Tax expenses of the Bezeq Group in the second quarter of 2016 were NIS 133 million ($35 million) compared to NIS 183 million in the corresponding quarter of 2015, a decrease of 27.3%. The decrease in tax expenses was primarily due to a reduction in profit before tax as well as a decrease in the corporate tax rate from 26.5% to 25% beginning January 1, 2016.

Net income of the Bezeq Group in the second quarter of 2016 was NIS 377 million ($98 million) compared to NIS 482 million in the corresponding quarter of 2015, a decrease of 21.8%.

EBITDA of the Bezeq Group in the second quarter of 2016 was NIS 1.06 billion ($275 million) (EBITDA margin of 42.1%) compared to NIS 1.25 billion (EBITDA margin of 47.8%) in the corresponding quarter of 2015, a decrease of 15.2%.

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2016 were NIS 387 million ($101 million) compared to NIS 511 million in the corresponding quarter of 2015, a decrease of 24.3%. The decrease was primarily due to the payment of NIS 96 million by Pelephone to the Ministry of Communications for LTE 4G frequencies in the second quarter of 2015.

Cash flow from operating activities of the Bezeq Group in the second quarter of 2016 was NIS 870 million ($226 million), compared to NIS 840 million in the corresponding quarter of 2015, an increase of 3.6%. The increase was primarily due to an improvement in working capital.

5

Free cash flow of the Bezeq Group in the second quarter of 2016 was NIS 539 million ($140 million) compared to NIS 413 million in the corresponding quarter of 2015, an increase of 30.5%.

Total debt of the Bezeq Group was NIS 11.5 billion ($3 billion) as of June 30 2016 compared to NIS 11.4 billion as of June 30, 2015. Net debt of the Bezeq Group was NIS 9.25 billion ($2.41 billion) as of June 30, 2016 compared to NIS 9.54 billion as of June 30, 2015.

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2016 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2016 (NIS 3.846 = U.S. $ 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

In the press release and accompanying supplemental information, we use the following non-IFRS financial measures: EBITDA, LTV, net debt and free cash flow.

Management of the Company believes that free cash flow (defined as net cash flow from operating activities, less net capital expenditures) is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations.

The following non-IFRS measures are provided because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net income plus net interest expense, provision for income taxes, depreciation and amortization;
●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net;
●	Net debt - reflects the Company’s long and short term liabilities minus cash and cash equivalents and short term investments; and
●	LTV (loan to value) - defined as the ratio of our unconsolidated net debt to market value of the Company’s holdings in Bezeq as of the balance sheet date.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

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About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

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B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	1,357	353	865	581
Restricted cash	658	171	29	155
Investments	1,584	412	1,897	1,535
Trade receivables, net	2,029	527	2,256	2,058
Other receivables	239	63	244	286
Inventory	109	28	96	115

Total current assets	5,976	1,554	5,387	4,730

Long-term trade and other receivables	647	168	656	674
Property, plant and equipment	7,120	1,851	7,345	7,197
Intangible assets	6,859	1,784	*7,419	7,118
Deferred expenses and investments	636	165	537	643
Broadcasting rights	455	118	471	456
Investment in equity-accounted investee	21	6	28	25
Deferred tax assets	1,099	286	*1,194	1,279

Total non-current assets	16,837	4,378	17,650	17,392

Total assets	22,813	5,932	23,037	22,122

* Reclassified

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B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Liabilities
Bank loans and credit and debentures	2,184	568	2,110	2,089
Trade and other payables	1,607	418	1,820	1,694
Related party	208	54	*217	233
Current tax liabilities	698	182	777	705
Provisions	90	23	90	100
Employee benefits	370	96	272	378
Total current liabilities	5,157	1,341	5,286	5,199

Bank loans and debentures	12,716	3,307	12,890	12,290
Employee benefits	239	62	238	240
Other liabilities	252	66	202	227
Provisions	46	12	70	46
Deferred tax liabilities	667	173	805	729
Total non-current liabilities	13,920	3,620	14,205	13,532

Total liabilities	19,077	4,961	19,491	18,731
Equity
Total equity attributable to equity holders of the Company	1,426	371	972	1,045
Non-controlling interests	2,310	600	2,574	2,346

Total equity	3,736	971	3,546	3,391

Total liabilities and equity	22,813	5,932	23,037	22,122

* Reclassified

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B Communications Ltd.

Condensed Consolidated Statements of Income for the

							Year ended
	Six months period ended June 30,			Three months period ended June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2016	2016	2015	2016	2016	2015	2015
	NIS	US$	NIS	NIS	US$	NIS	NIS
Revenues	5,070	1,318	4,777	2,511	653	2,603	9,985

Cost and expenses
Depreciation and amortization	1,083	281	1,011	538	140	572	2,131
Salaries	1,008	262	937	494	129	498	1,958
General and operating expenses	1,995	519	1,804	974	253	1,003	3,876
Other operating income, net	(7)	(2)	(93)	(12)	(3)	(82)	3
	4,079	1,060	3,659	1,994	519	1,991	7,968
Operating income	991	258	1,118	517	134	612	2,017
Financing expenses, net	335	87	306	143	37	209	535
Income after financing expenses, net	656	171	812	374	97	403	1,482

Share of income (loss) in equity-accounted investee	(2)	(1)	16	(1)	*	-	12
Income before income tax	654	170	828	373	97	403	1,494
Income tax	230	60	256	109	28	137	358
Net income for the period	424	110	572	264	69	266	1,136
Income (loss) attributable to:
Owners of the company	17	4	69	40	10	21	210
Non-controlling interests	407	106	503	224	59	245	926
Net income for the period	424	110	572	264	69	266	1,136
Earnings per share
Net income (loss), basic	0.59	0.15	2.31	1.35	0.35	0.72	7.04
Net income (loss), diluted	0.59	0.15	2.27	1.35	0.35	0.70	6.97

* Represents an amount less than US$1.

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net income to EBITDA:

(In millions)	Three months period ended June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Net income	377	98	482
Income tax	133	35	183
Share of loss in equity-accounted investee	1	-	-
Financing expenses, net	105	27	129
Depreciation and amortization	440	115	451

EBITDA	1,056	275	1,245

The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months period ended June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Cash flow from operating activities	870	226	840
Purchase of property, plant and equipment	(317)	(82)	(363)
Investment in intangible assets and deferred expenses	(70)	(18)	(148)
Proceeds from the sale of property, plant and equipment	56	14	84

Free cash flow	539	140	413

Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Non-current bank loans and debentures	1,958	509	1,924
Short term bank loans and credit and debentures	9,546	2,482	9,444
Cash and cash equivalents	(1,338)	(348)	(826)
Investments	(912)	(237)	(999)

Net debt	9,254	2,406	9,543

Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

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